Indonesia Energy Corporation Limited

GIESMART PLAZA, 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780 Indonesia

VIA EDGAR

May 27, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	Indonesia Energy Corporation Limited
Registration Statement on Form F-1
Initially filed March 9, 2022
File No. 333-263396

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Indonesia Energy Corporation Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on Wednesday, June 1, 2022, or as soon as thereafter practicable.

Very truly yours,

/s/ James J. Huang
James J. Huang
Chief Investment Officer

cc: Ellenoff Grossman & Schole LLP